METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile	214-224-7555
smetzger@pmklaw.com	214-969-7600		214-523-3838
	www.pmklaw.com		214-969-7635
December 21, 2007
Via EDGAR

The Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Attn:	Kevin Woody, Branch Chief
Jennifer Monick, Staff Accountant

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) — Form 10-K for the fiscal year ended December 31, 2006
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of IOT in response to a letter of comments of the Staff of the Securities and Exchange Commission dated December 6, 2007. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comments of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     In addition, also attached on behalf of IOT is a written statement from IOT acknowledging certain requested matters, including that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings,
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter, Schedule 1 and such certification are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven A. Abney, Executive Vice President and Chief Financial Officer of IOT at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Steven A. Abney Executive Vice President and Chief Financial Officer Income Opportunity Realty Investors, Inc.

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 6, 2007 with respect to
Form 10-K for the year ended December 31, 2006 of
Income Opportunity Realty Investors, Inc.
Commission File No. 1-14784
_________________
     The following information is intended to provide a further response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 6, 2007, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2006 of Income Opportunity Realty Investors, Inc. (the “Company”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2006 (which was filed on March 30, 2007).
Form 10-K for the year ended December 31, 2006
Financial Statements
Consolidated Balance Sheets, Page 28
     Comment/Observation No. 1. We note you have minority interest on your Consolidated Balance Sheets and you have income allocated to minority interests on your Consolidated Statements of Operations. Please tell us and disclose the transaction that resulted in these minority interest items.
     Response to Comment/Observation No. 1.
     On April 14, 2005 the Company sold a 9.14% interest in Midland Odessa Properties, Inc. (“MOPI”) for $474,074 cash to an unconsolidated affiliated party, American Realty Investors, Inc. MOPI owns six residential apartment communities located in Midland, Texas. The Company allocates the 9.14% minority interest income or loss to the ownership interests of the unconsolidated affiliated party.
Schedule IV, Page 48
     Comment/Observation No. 2. We note you include Schedule IV. Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to disclose the information for your investments in mortgage loans on real estate.
     Response to Comment/Observation No. 2.
     Schedule IV “Mortgage Loans on Real Estate” was inadvertently omitted and incorrectly substituted with a mortgage loans payable summary schedule. In future filings we will submit the required schedule in accordance with Rule 5-04 and as prescribed by Rule 12-29 of Regulation S-X. For the benefit of the Staff, attached is our corrected Mortgage Loans on Real Estate, Schedule IV, as of December 31, 2006.

3

Item 13. Certain Relationships and Related Transactions
Related Party Transactions, Page 62
     Comment/Observation No. 3. We note you disclose that management believes that all of the related party transactions represented the best investments available at the time and were at least as advantageous to the Company as could have been obtained from unrelated third parties. Please tell us how you have complied with Paragraph 3 of SFAS 57.
     Response to Comment/Observation No. 3.
     After review, we agree the wording in our note “Related Party Transactions” included in Item 13. “Certain Relationships and Related Transactions” was not consistent with the requirements of Paragraph 3 of SFAS 57. In future filings we intend to replace the opening paragraph in our “Related Party Transactions” note with the following:
     The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions revolving related parties cannot be presumed to be carried out on an arm’s length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

4

Schedule IV
INCOME OPPORTUNITY REALTY INVESTORS, INC.
Mortgage Loans on Real Estate
December 31, 2006

							Principal
							amount of loans
							subject to
						Carrying	delinquent
	Interest	Final Maturity	Periodic payment		Face amount of	amount of	principal or
Description	rate	Date	term	Prior liens	mortgages	mortgages	interest
Housing for Seniors of Humble	11.50%	12/27/2009	Excess cash flow	$12,789,850	$2,000,000	$2,000,000	$—
Housing for Seniors of Humble	11.50%	12/27/2009	Excess cash flow	12,789,850	6,363,360	6,363,360	—
Unified Housing of Temple	12.00%	12/26/2013	Excess cash flow	10,125,754	1,487,315	1,487,315	—
HFS of Lewisville	12.00%	12/10/2013	Excess cash flow	15,268,801	2,437,396	2,437,396	—
UHF — Cliffs of El Dorado	10.00%	9/15/2010	Excess cash flow	10,018,226	2,990,000	2,990,000	—
Unified Housing of Terrell	12.00%	12/18/2008	Excess cash flow	7,402,246	1,179,640	1,179,640	—
Unified Housing of Parkside Crossing	12.00%	12/29/2013	Excess cash flow	11,750,602	1,538,528	1,538,528	—
Centura Land Mortgage	10.45%	8/28/2008	Interest only	—	7,000,000	7,000,000	—

				$80,145,329	$24,996,239	$24,996,239	$—

			Interest receivable			2,781,253
			allowance			—

						$27,777,492

	2006	2005	2004
Balance at January 1	63,230	54,911	$45,531
Additions
New mortgages	—	7,000	8,655
Conversion of accrued interest to principal	499	666
Increase of interest receivable on mortgage loans	390	653	913
Deductions
Amounts charged off	—	—	(188)
Cost of mortgages sold	(36,342)

Balance at December 31	$27,777	$63,230	$54,911

(LOGO) INCOME OPPORTUNITY REALTY INVESTORS, INC.

ACKNOWLEDGMENT
     The undersigned, on behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated December 6, 2007, does hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 21st day of December, 2007.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
By:	/s/ Steven A. Abney
Steven A. Abney, Executive Vice
President and Chief Financial Officer

One Hickory Centre	1800 Valley View Lane	Suite 300	Dallas, Texas 75234	469-522-4200	Fax 469-522-4299